# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Ltd, CIK 0001853717
CUSIP: 04965M106
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, China (F4), 00000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001374170-26-000006
Filed by CIK 0001374170

## Reporting persons
- Norges Bank: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Norway (Q8); sole voting power 15,309,168; shared voting power 0; sole dispositive power 9,094,380; shared dispositive power 6,214,788; aggregate amount beneficially owned 15,309,168 (4.49% of the class)
  Comment: 15,309,168 Class A ordinary shares held in the form of 5,103,056 ADRs

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Ltd
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, F4, 00000

## Item 2. Person Filing
Name of person filing: Norges Bank
Address of principal business office or, if none, residence: Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 15309168
Percent of class: 4.4900
Sole power to vote or to direct the vote: 15309168
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9094380
Shared power to dispose or to direct the disposition: 6214788

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the investment management division of Norges Bank, the central bank of Norway, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Norges Bank: Stanislav Boiadjiev, Business and Regulatory Compliance (05/11/2026)